UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. _2_)

Absolute Software Corporation

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

00386B109

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,002,728
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,002,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,002,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.06%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

SCHEDULE 13D

CUSIP No. 00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,002,728
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,002,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,002,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.06%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 7, 2021 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 29, 2021 ("Amendment No. 1"), and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the ("Schedule 13D), with respect to the Common Shares, no par value (the "Common Stock"), of Absolute Software Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 4,002,728 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $44,574,545.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 4,002,728 shares of Common Stock, constituting 8.06% of the shares of Common Stock, based upon 49,672,518 shares of Common Stock outstanding as of September 30, 2021, based on the information set forth in the Quarterly Report on form 6-K filed by the Issuer on November 10, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,002,728 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 4,002,728 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer since last filing are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 17, 2021

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin___________

Name:  Jonathan Brolin

Title:  Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Schedule A

Transaction Date	Transaction	Symbol	Shares	Price
11/2/2021	BY	ABST	10,940	11.0855
11/2/2021	BY	ABST	11,987	11.092
11/3/2021	BY	ABST	12,115	11.0963
11/3/2021	BY	ABST	2,500	11.0489
11/10/2021	BY	ABST	30,000	10.9755
11/10/2021	BY	ABST	20,000	10.8934
11/10/2021	BY	ABST	40,000	11.0029
11/10/2021	BY	ABST	2,500	11.0702
11/11/2021	BY	ABST	70,000	10.5661
11/11/2021	BY	ABST	70,000	10.5978
11/11/2021	BY	ABST	50,000	10.5082
11/11/2021	BY	ABST	36,520	10.6238
11/12/2021	BY	ABST	30,000	10.1762
11/12/2021	BY	ABST	10,000	10.1487
11/15/2021	BY	ABST	20,000	9.9028
11/15/2021	BY	ABST	68,430	9.9531
11/15/2021	BY	ABST	20,000	9.8138
11/15/2021	BY	ABST	50,000	9.9303
11/16/2021	BY	ABST	10,000	9.6835
11/16/2021	BY	ABST	20,000	9.6423
11/16/2021	BY	ABST	20,000	9.6678
11/17/2021	BY	ABST	2,840	9.7500